(As filed June 30, 2000)

                                                               File No. 70 -9323
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         Post-Effective Amendment No. 2
                                   ("POS-AMC")
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           ALLIANT ENERGY CORPORATION
                         Alliant Energy Resources, Inc.
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                           HEARTLAND PROPERTIES, INC.
                      122 West Washington Avenue, 6th Floor
                            Madison, Wisconsin 53703

           (Names of companies filing this statement and addresses of principal executive offices)

               ---------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                 (Name of top registered holding company parent)

              ----------------------------------------------------

                                Edward M. Gleason
                         Vice President - Treasurer and
                               Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192
                     (Name and address of agent for service)

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

Barbara J. Swan, General Counsel                   William T. Baker, Jr., Esq.
  Alliant Energy Corporation                        Thelen Reid & Priest LLP
  222 West Washington Avenue                          40 West 57th Street
 Madison, Wisconsin 53703-0192                      New York, New York 10019

          Post-Effective Amendment No. 1, as filed in this proceeding on May 5, 2000, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.

          Alliant Energy Corporation ("Alliant Energy") is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"). Its direct and indirect public utility subsidiaries are: Wisconsin Power & Light Company ("WP&L"), South Beloit Water, Gas and Electric Company, IES Utilities Inc. and Interstate Power Corporation (collectively the "Operating Companies"). Together, the Operating Companies provide service to approximately 919,000 electric and 394,000 gas utility customers in portions of Wisconsin, Iowa, Minnesota and Illinois. Alliant Energy's non-utility subsidiaries include Alliant Energy Resources, Inc. ("AER"), which serves as a holding company for many of Alliant Energy's non-utility subsidiaries, and Heartland Properties, Inc. ("HPI"), which holds, directly and indirectly through subsidiaries of its own, investments in limited partnerships organized specifically to invest in low-income, multi-family housing projects which qualify for Low Income Housing Tax Credits ("LIHTC") under section 42 of the Internal Revenue Code ("Code"). Alliant Energy, AER and HPI are hereinafter referred to as the "Applicants."

          In its order of April 14, 1998 (Holding Company Act Release No. 26856) (the "Merger Order") approving the combination of the Operating Companies under Alliant Energy (then named WPL Holdings, Inc.), the Commission determined that the existing investments of HPI and its subsidiaries in 84 separate LIHTC properties in the Operating Companies' service territory were permitted under
Section 9(c)(3) of the Act, as HPI's interests in these properties were acquired for the purpose of obtaining tax credits, would not involve any new development


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


efforts, and were passive in nature. Seventeen of the 84 properties held at the time of the Merger Order are owned by Heartland Properties Equity Investment Fund I, a Wisconsin Limited Partnership (the "Fund"), which was formed in 1993 to acquire and hold LIHTC properties that HPI sponsored. The Fund, in turn, holds limited partnership interests ranging between 88.89% and 99% in several other limited partnerships that own the seventeen projects. All of these projects are located in Wisconsin. Heartland Fund I, Inc., a wholly owned subsidiary of HPI, is the general partner of the Fund, with a 1% interest. The sole limited partner in the Fund, with a 99% interest, is Minnesota Life Insurance Company ("MIMLIC"). Of the seventeen individual projects, eight are located in WP&L's retail service territory; the other nine, which are located in Eau Claire, Wausau, Grand Chute, Kiel, Sussex and Cudahy, Wisconsin, are outside WP&L's retail service area.

          By order dated August 13, 1999 (Holding Company Act Release No. 27060) in this proceeding (the "Current Order"), the Applicants were authorized to acquire, through HPI, additional interests in LIHTC properties. Under the Current Order, the Applicants are authorized to invest $50 million from time to time over a five-year period to acquire additional LIHTC properties in the Alliant Energy service territory. As of March 31, 2000, Heartland had invested approximately $4 million of this authorized amount in new LIHTC properties.

          HPI has been approached by MIMLIC about the possibility of selling its limited partnership interest in the Fund to HPI. HPI and MIMLIC have reached a tentative agreement on the terms and conditions for the transaction. In order to consummate the transaction, however, the Applicants require a modification to the terms of the Current Order that would permit the Applicants to invest in LIHTC projects outside the Alliant Energy service area. The purchase price for MIMLIC's partnership interest (approximately $10.7 million), when combined with


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


other investments the Applicants have made to date, will be within the investment limitation contained in the Current Order. Accordingly, no modification to the investment limitation in the Current Order is needed or sought. Further, the Applicants represent that the requested modification to the Current Order, if granted, will not be relied upon to make any other investment.

          In support of the requested modification, the Applicants reiterate that HPI (through a subsidiary) is already an investor in the Fund, and that the Commission specifically held in the Merger Order that HPI's interest in the Fund is permitted under the standards of Section 9(c)(3) of the Act. Further, the Act does not per se bar investments in LIHTC properties that are located outside the service area of a registered holding company's utility subsidiaries. Indeed, in an earlier case, the Commission authorized a subsidiary of a registered holding company to invest in LIHTC properties located anywhere in the state in which the subsidiary operated. See Georgia Power Co., Holding Company Act Release No. 26220 (January 24, 1995). In this case, the nine properties are located in communities that are in reasonably close proximity to WP&L's retail service area in south central Wisconsin. While WP&L does not serve those communities, the Applicants have a sufficiently strong interest in the economic and social welfare of those communities to warrant this investment. Finally, the projects held by the Fund are completed and under active management. Hence, HPI's increased investment in these projects will not entail any new development efforts.

ITEM 2.   FEES COMMISSIONS AND EXPENSES.
          -----------------------------

          The estimated fees, commissions and expenses to be incurred in connection with the filing of this Post-Effective Amendment are $5,000.


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


ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          The proposed transaction is subject to Sections 9(c)(3) and 32(h)(4) of the Act and Rule 54 thereunder. The standards of Section 9(c)(3) were addressed in the original Application/Declaration in this proceeding.

          Rule 54 Analysis. Rule 54 provides that, in determining whether to
          ----------------
approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

          Alliant Energy is in compliance with all requirements of Rule 53(a). Alliant Energy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs at March 31, 2000 was $199 million, or about 17% of Alliant Energy's "consolidated retained earnings" ($1,143 million for the four quarters ended March 31, 2000 as defined in Rule 53(a)(1)(ii) and including Alliant Energy's accumulated other comprehensive income). In addition, Alliant Energy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Operating Companies' personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is by its terms inapplicable, as the proposed transaction does not involve the issuance of securities to finance an investment in any EWG.


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


ITEM 4.   REGULATORY APPROVAL.
          -------------------

          No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

ITEM 5.   PROCEDURE.
          ---------

          Applicants request that the Commission's supplemental order in this proceeding be issued as soon as is permitted by the Rules and that there be no 30-day waiting period between the issuance of the Commission's supplemental order and the date on which it is to become effective. Applicants submit that it is unnecessary for the Commission publish a notice of the proposed transaction as all aspects thereof were contemplated as a part of the original transaction approved in the Current Order, and the requested modification to the Current Order is not material. Applicants hereby waive a recommended decision by a hearing or other responsible officer of the Commission and consent that the Division of Investment Management may assist with the preparation of the Commission's decision and/or order with respect to this matter unless such Division opposes the matters covered hereby.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          (a)  Exhibits
               --------

               A Limited Partnership Agreement for Heartland Properties Equity Investment Fund I (filed confidentially pursuant to Rule 104). (Previously filed).

               C-1  Opinion of Counsel.

          (b)  Financial Statements.
               --------------------

               1. Balance Sheet of Alliant Energy and consolidated subsidiaries, as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy for the year ended December 31, 1999) (File No. 1-9894).


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


               2. Statement of Income of Alliant Energy and consolidated subsidiaries for the year ended December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy for the year ended December 31, 1999) (File No. 1-9894).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.


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


                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                        ALLIANT ENERGY CORPORATION

                                        By:  /s/ Edward M. Gleason
                                             ----------------------------------
                                        Name:  Edward M. Gleason
                                        Title: Vice President - Treasurer and
                                               Corporate Secretary


                                        ALLIANT ENERGY RESOURCES, INC.

                                        By:  /s/ Edward M. Gleason
                                             ----------------------------------
                                        Name:  Edward M. Gleason
                                        Title: Vice President - Treasurer and
                                               Corporate Secretary


                                        HEARTLAND PROPERTIES, INC.

                                        By:  /s/ Ruth A. Domack
                                             ----------------------------------
                                        Name:  Ruth A. Domack
                                        Title: President

Date:  June 30, 2000


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